SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT

PURSUANT TO

SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Frisco Bay Industries Ltd.

(Name of Subject Company (Issuer))

6181708 Canada Inc.

The Stanley Works

(Name of Filing Persons (Offeror))

Common Stock, no par value per share

(Title of Class of Securities)

358751105

(CUSIP Number of Class of Securities)

Bruce H. Beatt, Esq.

Vice President, General Counsel and Secretary

The Stanley Works

1000 Stanley Drive

New Britain, CT 06053

(860) 225-5111

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Elizabeth Kitslaar

Jones Day

77 West Wacker

Chicago, Illinois 60601-1692

(312) 267-4114

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Joint press release of The Stanley Works and Frisco Bay, issued on January 20, 2004.